SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

August 9, 2010

Re:                               Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 16, 2010
(File No. 001-13758)

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2009, filed with the Commission on April 16, 2010 (File No. 001-13758).

We note that the responses set forth below are based solely on information received from the Company’s management.

Notes to Financial Statements

9. Post retirement benefits, page F-48

Comment 1:                               We note that with regard to your demographic assumptions, the disability table percentage went down from 100% in 2008 to 25% in 2009.  In addition, the percentage of active employees with spouses under the plan was reduced from 50% to 35% from 2008 to 2009.  Please tell us the reason for the significant decreases and how these decreases affected your financial statements.

Response:                                         As mentioned in Note 9 to its 2009 consolidated financial statements, Portugal Telecom is responsible for post retirement defined benefits granted to some of its employees or retired employees. The benefits granted include the payment of pensions and pension supplements (“pension plans”) and the payment of healthcare services after retirement age (“health care plans”). Pension and health care plans were closed to new participants between 1992 and 2000, depending on the plan, and as of December 31, 2009 approximately 75% of the participants are non-active employees.

As of December 31, 2009, the Company, in accordance with paragraph 77 of IAS 19 — Employee Benefits, has reviewed the actuarial assumptions used to compute post retirement benefit obligations. Following this review, the Company modified, among other things, certain of its demographic assumptions, including the disability table and the percentage of active employees with spouses as additional beneficiaries under the plan. The impact of these changes was a reduction of the Company’s liabilities as follows (amounts stated in thousands of Euros):

	Impact of the change in actuarial assumptions
	Disability	Married	Total	Percentage	Liability
Pension Plans	(34,516)	—	(34,516)	1.3%	2,710,211
Health Care Plans	(4,457)	(68,785)	(73,242)	21.8%	335,262
	(38,973)	(68,785)	(107,758)	3.5%	3,045,473

Pursuant to paragraphs 93A to 93D of IAS 19, Portugal Telecom elected to recognize actuarial gains and losses directly in other comprehensive income (OCI), and therefore the above-mentioned actuarial gains were directly recognized in OCI.

The nature of the changes of the demographic actuarial assumptions described above is as follows:

Percentage of active employees married

In the second half of 2006, Portugal Telecom made some changes to its healthcare plan in order to maintain its long-term sustainability and financing, which resulted in the reduction of the benefits granted to the participants in the plan. These changes included a reduction in the amount that Portugal Telecom pays for each medical act and an increase in participants’ contributions (from 1.7% of a participant’s salary in 2007 to 2.1% of a participant’s salary in 2009).  Following these changes and primarily as a result of the reduction in benefits granted, the Company identified a trend in the subsequent years of an increase in the number of employees’ wives or husbands leaving the Company’s healthcare plan because they were able to obtain better benefits from other sources or from their respective employers.

Until 2008, the Company used a model to compute healthcare plan liability based on an average cost per capita claimed by participant per age, and the Company assumed the average demographic information regarding the civil status of participants.

Due to the identified trend described above, during 2009 the Company decided to update the demographic information about the participants in its plans, including their civil status. As a result of these updated studies, revised information became known in 2009 that indicated that a new percentage was appropriate and that the average demographic information regarding the civil status of participants did not reflect the actual percentage of active employees with spouses under the plan.  Consequently, the Company decided to revise its actuarial assumption regarding the percentage of married beneficiaries from 50% in 2008 to 35% in 2009.

Disability table

As referred to above, of the total participants in the Company’s pension and healthcare plans, 75% are non-active employees, and only the remaining 25% are still active employees. The average age of those active employees is 46 years old, and the retirement age is 65. In addition, the Company’s plans are closed to new employees.  As a result, the Company’s active population has decreased over the years and is expected to continue this trend. Additionally, the Company’s actual demographic data indicated that the number of new disability retirees had decreased. Accordingly, based on these facts (fewer active employees in the plans and fewer retirements due to disability), the Company decided to reduce the applicable percentage to 25% in its disability table.

The Company acknowledges the Staff’s comment, and its next Annual Report on Form 20-F, the Company has advised us that it will provide a summary of the reasons for the changes in its actuarial assumptions indicated above.

33. Intangible Assets, page F-87

Comment 2:                               Addressing paragraph 80(a) of IAS 36, tell us in detail how you determined each unit or group of units that represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Response:                                         As disclosed in Note 33 to the 2009 consolidated financial statements, goodwill is assessed for impairment annually for external financial reporting purposes.

The Company has allocated goodwill to the groups of cash-generating units that benefit from the synergies of the business combination from which the goodwill arose.  This group of legal entities represents the lowest level within Portugal Telecom at which the goodwill is monitored for internal management purposes and is not larger than the Company’s operating segments in accordance with IFRS 8 — Operating Segments.

For the Wireline operating segment, the Company monitors the related goodwill at the operating segment level, based on the following factors:

(1)          the existence of significant shared costs, such as management, accounting, advertising, commercial, administrative services and information systems;

(2)          that purchases are made on a centralized basis for the entire Wireline business;

(3)          the interdependence of the assets (fixed line network and real estate assets) and the fact that all the businesses included in the Wireline segment (the Internet service provider, international calls and data & corporate businesses) are supported by the same network and technical buildings. Moreover, these assets would effectively need to be disposed of together in a hypothetical sale of the Wireline business; and

(4)          the recent trend observed in the sector, and specifically at Portugal Telecom, of the convergence between mobile and fixed technologies in order to obtain additional synergies.

For the Brazilian Mobile segment (“Vivo”), the Company concluded that the operating segment is the unit that represents the lowest level of assets that generates cash inflows, since the cash flows generated by Vivo are independent from the cash flows generated by the assets allocated to other segments. Moreover, this determination corresponds to the nationwide scope of the Company’s management of the Brazilian operations. Accordingly, goodwill is monitored at the operating segment level.

For the goodwill related with other businesses disclosed in Note 33, the Company also concluded that its share in the net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from the other investments.

The Company acknowledges the Staff’s comment regarding this matter, and, in its next Annual Report on Form 20-F, the Company has advised us that it will expand its disclosure, including the explanation described above regarding the Company’s assessment of its cash-generating units for purposes of the goodwill impairment tests.

35.7. Leasings, page F-97

Comment 3:                               Please provide the financial lease disclosure as required by paragraphs 31-32 of IAS 17.

Response:                                         As mentioned in Note 3.n) to the 2009 consolidated financial statements, leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets acquired under finance leases and the corresponding liability to the lessor are accounted for using the finance method in accordance with the lease payment plan. Interest included in the rental payments and the depreciation of the assets are recognized in net income in the period to which they relate.

The carrying amount as of December 31, 2009 of assets acquired under finance leases (IAS 17.31(a)) is as follows (amounts stated in thousands of Euros):

		Accumulated	Carrying
	Cost	depreciation	amount
Intangible assets:
Industrial property and other rights	53,888	14,231	39,657
Tangible assets:
Transportation equipment	47,159	20,947	26,212
Other	638	225	412
	101,685	35,404	66,281

As of December 31, 2009, the detail of future minimum lease payments related to finance leases (IAS 17.31(b)) is as follows (amounts stated in thousands of Euros):

	Present	Finance	Total minimum
	value	costs	lease payments
Within one year	30,289	4,608	34,897
From one to five years	80,753	7,995	88,748
More than five years	3,246	39	3,284
	114,287	12,641	126,929

The commitments described above arise primarily from (1) lease contracts to acquire transportation equipment, under which there are generally purchase options at the end of the term of the contracts (these options are included in the Company’s minimum lease payments), and (2) contracts to acquire specific satellite capacity, under which the Company is entitled to use this capacity in its normal telecommunications operations, which are recorded as intangible assets in accordance with IFRIC 4.

The Company acknowledges the Staff’s comment regarding this matter and undertakes to disclose the information provided above in its next Annual Report on Form 20-F.

*              *              *

The Company has advised us that it acknowledges that:

•                            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Ivette Leon, Assistant Chief Accountant
Inessa Kessman, Senior Staff Accountant
Luis Pacheco de Melo